Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via EDGAR

January 13, 2025

Stacie Gorman and Pam Howell

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Stellar V Capital Corp. (Cayman Islands) Registration Statement on Form S-1 Filed December 4, 2024 File No. 333-283612

Dear Ms. Gorman and Ms. Howell:

On behalf of our client, Stellar V Capital Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated December 24, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “S-1”). Contemporaneously, we are filing an Amendment No. 1 to the S-1 via EDGAR (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-1

Cover Page

1. We note your revised disclosure regarding your ability to extend your completion window from 18 months to 21 months to complete an initial business combination. We also note that your sponsor and affiliates are required to make a loan, within 10 days of the end of the 18-month period if the extension is elected and that the loan may be unrecoverable. Further, we note that you may be required to provide additional loans if further extensions are voted on by the shareholders. It appears, from your revised disclosure, that your sponsor and affiliates have, potentially, up to 40 days beyond the initial or any extended completion date to provide any required loan, given the additional “30-day cure period” referenced in your revised disclosure. Please revise your Summary section, on page 1, to define “due date” and “applicable deadline” as used regarding the 30-day cure period and extending the completion window. Also clarify how the 30-day cure period works with any extensions of the completion window(s). Please clarify the impact if the sponsor or affiliates ultimately do not provide the loans and how this affects the cure period. Finally, address how the 30-day cure period and 10-day loan funding period are compatible with the requirement that shareholder funds be returned promptly if you do not complete an initial business combination within the completion window. Additionally, we note on page 116, your disclosure still refers to having 24 months to complete your initial business combination. Please revise to address this discrepancy.

Response: The Company revised the disclosures on cover page, pages 1, 9, 53, 87, 105 and 116 to disclose that the completion window is 21 months without the 3-month extension. The Company also revised the disclosures on cover page, pages 10, 25, 26, 45 and 105 to remove the 30-day cure period. In addition, the Company corrected the disclosure on page 116 in accordance with the Staff’s comment.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Stacie Gorman and Pam Howell January 13, 2025 Page 2

Summary

Summary of Risk Factors, page 39

2. We note that you removed summary risk factors that appear to make an investment in you or your offering speculative or risky. Specifically, we note the risks related to the time to complete your business combination, the ability of management to purchase shares which could impact the public float and the ability to complete the combination, the dilution impact on investors, and the competition among SPACs for targets. Please revise to include these summary risks or advise us why they should not be addressed in the summary risk factor section. Please refer to Item 105(b) of Regulation S-K.

Response: The Company revised the disclosures to include the summary of the indicated risk factors on page 40.

Part II. Information not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules., page II-2

3. We note that assumption 2.10 in Exhibit 5.1, assumes the due authorization and execution of all documents. This assumption appears overly broad as it relates to the company.  Please have counsel revise the opinion as appropriate to exclude the company from this assumption. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comments, a revised opinion has been filed as Exhibit 5.1.

Stacie Gorman and Pam Howell January 13, 2025 Page 3

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Prokopios Tsirigakis